Exhibit 99.1

Eberspaecher Yuchai Joint Venture Company Formally Incorporated

SINGAPORE, December 14, 2018 /PRNewswire/ -- China Yuchai International Limited (NYSE: CYD) ("China Yuchai" or the "Company") announced today that, further to the press release on August 28, 2018, regarding the signing of a joint venture contract by a subsidiary of Guangxi Yuchai Machinery Company Limited - Guangxi Yuchai Exhaust Technology Co., Ltd. (“YETC”) and Eberspaecher Exhaust Technology International GmbH (“Eberspaecher”), the joint venture company, Eberspaecher Yuchai Exhaust Technology Co. Ltd. (“Eberspaecher Yuchai”), is now formally incorporated.

Eberspaecher and YETC will respectively hold 51 percent and 49 percent shareholding interest of Eberspaecher Yuchai. The registered capital of Eberspaecher Yuchai is RMB 120 million, with YETC’s share being contributed by internal funding.

Eberspaecher Yuchai will develop, produce and market new exhaust emission control systems for trucks, buses, farming equipment and industrial machinery. Headquartered in Esslingen am Neckar, Germany, Eberspaecher is the world’s leading exhaust technology provider with approximately 10,000 employees at 80 locations worldwide. As the most stringent emission standards for China are to be implemented in 2020, Eberspaecher Yuchai is strategically positioned for the trend of vehicle upgrades in both off-road and on-road markets as well as contribute to the future environmental balance in China.

Weng Ming Hoh, President of China Yuchai, commented, "The Chinese government is determined to better the environment and reduce emissions in China. We take pride in our commitment to providing the best-in-class products to meet the fast-growing market demand for more stringent emission control systems.”

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited ("GYMCL"), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, the Company distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2017, GYMCL sold 367,097 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words "believe", "expect", "anticipate", "project", "targets", "optimistic", "confident that", "continue to", "predict", "intend", "aim", "will" or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements including, but not limited to, statements concerning the Company's operations, financial performance and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world and in China including those discussed in the Company's Form 20-Fs under the headings "Risk Factors", "Results of Operations" and "Business Overview" and other reports filed with the Securities and Exchange Commission from time to time. All forward looking statements are applicable only as of the date it is made and the Company specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information, please contact:

Kevin Theiss

Tel: +1-212-521-4050

Email: cyd@bluefocus.com